3-11-03

03014052

SECU[...] COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 41225

SEC MAIL RECEIVED MAR 0 3 2003 WASH, D.C. 155 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DIRECT BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Boutote — 212-742-8178
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TODMAN & CO., CPAs, P.C.
(Name — *if individual, state last, first, middle name*)

120 Broadway	New York	NY	10271
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 21 2003 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa Boutote, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Direct Brokerage, Inc., as of December 31, ~~19~~2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Secretary

Title

Notary Public

VICTOR MICHAEL MARCHIONI
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/19/2004

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIRECT BROKERAGE INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2002

DIRECT BROKERAGE INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2002

CONTENTS

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Direct Brokerage Inc.
39 Broadway
New York, NY 10006

We have audited the accompanying statement of financial condition of Direct Brokerage Inc. (the "Company") as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Direct Brokerage Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted auditing principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Todman & Co CPAs P.C.

New York, New York
February 26, 2003

p:\nyclnts\clients\41448\2002\123102fs

DIRECT BROKERAGE INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 39,354
Cash segregated under federal regulations	114,940
Commissions receivable	878,191
Receivable from brokers	137,701
Investments, at market value	7,076
Deferred tax asset	53,600
Deposit	38,000
Other assets	42,354
Total assets	$ 1,311,216

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Secured line of credit, bank		$ 150,000
Payable to customers		261,403
Accounts payable and accrued expenses		317,724
Income taxes payable		29,442
Deferred rent		37,240
Total liabilities		795,809
Commitments and contingencies		
Stockholders' equity		
Common stock - par value $.01		
Authorized:	2,500,000 shares	
Issued:	1,958,330 shares	
Outstanding:	1,645,864 shares	19,583
Additional paid-in capital		984,233
Accumulated deficit		(99,409)
		904,407
Treasury stock (312,466 shares), at cost		(50,000)
Receivables from stockholders		(339,000)
		389,000
Total stockholders' equity		515,407
Total liabilities and stockholders' equity		$ 1,311,216

The accompanying notes are an integral part of these financial statements.

DIRECT BROKERAGE INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

Revenues	
Commissions	$ 15,069,682
Interest and dividend income	9,880
Other income	139,456
Total revenues	15,219,018
Expenses	
Compensation and benefits	4,723,610
Commission recapture expense	3,578,320
Commissions - other	999,221
Seat rental	1,664,837
Clearance, floor brokerage and execution expense	1,700,880
Introductory fees	184,063
Error expense	193,355
Interest	15,063
Utilities	262,512
Rent	215,052
Professional fees	173,876
Financial services	231,477
Insurance	322,052
Exchange fees	297,636
Registration fees	45,543
Office and miscellaneous	242,401
Travel and entertainment	476,572
Dues and memberships	78,579
Total expenses	15,405,049
Loss before benefit for income taxes	(186,031)
Income tax benefit	39,694
Net loss	$ (146,337)

The accompanying notes are an integral part of these financial statements.

DIRECT BROKERAGE INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance, January 1, 2002	34,200	$ 342	$ 353,474	$ 46,928	$ 400,744
Issuance of common shares	1,924,130	19,241	630,759	-	650,000
Purchase of 312,466 shares for treasury	-	-	-	-	(50,000)
Receivables from stockholders	-	-	-	-	(339,000)
Net loss	-	-	-	(146,337)	(146,337)
Balance, December 31, 2002	1,958,330	$ 19,583	$ 984,233	$ (99,409)	$ 515,407

The accompanying notes are an integral part of these financial statements.

DIRECT BROKERAGE INC.
STATEMENT OF CASH FLOWS
Increase (Decrease) in Cash
YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net loss	$ (146,337)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	7,651
Deferred income taxes	(39,900)
(Increase) decrease in assets:	
Cash segregated under federal regulations	(114,940)
Commissions receivable	(208,651)
Receivable from brokers	(72,696)
Investments, at market value	13,496
Other assets	2,501
Increase (decrease) in liabilities:	
Payable to customers	99,666
Securities sold, not yet purchased	(6,905)
Accounts payable and accrued expenses	58,271
Income taxes payable	(5,698)
Deferred rent	(11,355)
Total adjustments	(278,560)
Net cash used in operating activities	(424,897)
Net cash used in investing activities:	
Purchase of office furniture and equipment	(33,640)
Cash flows from financing activities:	
Proceeds from secured line of credit, bank	(25,000)
Proceeds from issuance of common stock	311,000
Payments for treasury stock	(50,000)
Net cash provided by financing activities	236,000
Net decrease in cash	(222,537)
Cash, beginning of year	261,891
Cash, end of year	$ 39,354
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 15,063
Income tax	$ 5,698

Schedule of non-cash investing and financing transactions:

On February 13, 2002, the Company issued 1,924,130 shares of common stock valued at $650,000. Receivables from certain stockholders in the amount of $339,000 represent the unpaid portion at December 31, 2002, which has been reflected as a reduction of stockholders' equity (see Note 9).

The accompanying notes are an integral part of these financial statements.

DIRECT BROKERAGE INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Direct Brokerage Inc. (the "Company"), a broker-dealer, clears all security transactions through its clearing brokers on a fully-disclosed basis, and operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") rule 15c3-3(k)(2)(ii), except for customers' recapture commissions which fall under the provisions of rule 15c3-3 requiring a reserve bank account to equal or exceed the payable to customers (see Note 2). The Company provides trade execution, clearing services and an immediate link to U.S. equity markets through direct access.

(b) Revenue Recognition

Securities transactions (and the related commission revenues and expenses) are recorded on a trade-date basis.

(c) Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

(d) Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 2 - Cash Segregated Under Federal Regulations

Cash of $261,403, representing amounts payable to customers at December 31, 2002 (see Note 8), is required to be segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. On January 3, 2003, $225,000 was deposited into the reserve bank account to satisfy this requirement.

Note 3 - Investments, at Market Value

Investments as of December 31, 2002, consisted of common stocks and options.

DIRECT BROKERAGE INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 4 - Secured Line of Credit, Bank

The Company has a $250,000 revolving line of credit bearing interest at prime plus 2%, secured by the assets of the firm and guaranteed by all principals. The facility contains certain customary affirmative and negative convenants including financial covenants requiring the maintenance of specified debt leverage ratio and a minimum net worth of $360,000. The Company's current year operating loss of $146,337 is in violation of a financial convenant and management is currently securing a waiver.

At December 31, 2002, $150,000 was outstanding under this facility.

Note 5 - Commitments and Contingencies

Leases

The Company leases office space under a lease agreement expiring June 30, 2009. Rent totaled $215,052 (net of current portion of deferred rent of $11,355) for the year ending December 31, 2002. The future minimum annual rental payments (net of $37,240 rental abatement representing the deferred rent portion at December 31, 2002) for the years ending December 31, are as follows:

Year Ending	Amount
2003	$ 225,304
2004	232,063
2005	239,025
2006	249,577
Thereafter	901,155
	$ 1,847,124

Also, the Company leases five New York Stock Exchange memberships generally on an annual basis. Seat rental expense amounted to $1,664,837 for the year ended December 31, 2002. The Company expects to renew these leases as they expire.

Consulting Agreement

On February 13, 2002, the Company entered into a five-year agreement with a former stockholder providing consulting services to the Company for an annual fee of $100,000.

Note 6 - Net Capital Requirements

Pursuant to the SEC's Uniform Net Capital Rule 15c3-1, the Company's net capital of $377,637 at December 31, 2002 exceeds the minimum capital requirement of $250,000 in the amount of $127,637. The Company's net capital ratio was 430%.

Note 7 - Income Taxes

The income tax provision (benefit) consists of the following:

Current	
Federal	$ -
State	206
	$ 206
Deferred	
Federal	$ 1,300
State	(5,200)
Tax credits	(36,000)
	(39,900)
	$ (39,694)

Deferred tax asset represents the difference between financial and tax reporting for deferred rent, state and city loss carryforwards of approximately $86,000, and federal tax credits of approximately $36,000.

Note 8 - Payable to Customers

Amounts payable to customers represent commissions payable totaling $261,403.

Note 9 - Capital Stock

On February 13, 2002 (date of approval by the New York Stock Exchange), the Company amended its certificate of incorporation increasing the number of common shares authorized to issue from 50,000 to 2,500,000 with a par value of $.01. Simultaneously, 1,924,130 shares were issued to stockholders and employees in recognition of their contributions to the Company valued at $650,000. Receivables from stockholders for unpaid amounts for shares issued totals $339,000 at December 31, 2002, and has been reflected as a reduction in stockholders' equity. On the same date, the Company purchased 312,466 shares classified as treasury stock from a director/stockholder for $50,000 which represented 15.8% of the Company's shares outstanding.

Note 10 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

Note 10 - Financial Instruments with Off-Balance-Sheet Credit Risk (Continued)

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

The Company, at times, maintains cash balances at financial institutions in excess of federal and SIPC insured limits.

A copy of the Company's statement of financial condition as at December 31, 2002, pursuant to the SEC rule 17a-5, is available for inspection at the Company's office and at the regional office of the SEC.

DIRECT BROKERAGE INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2002
SCHEDULE I

Total stockholders' equity (see attached reconcilation schedule)		$ 515,407
Deductions/charges:		
Non-allowable assets:		
Other assets	$ 133,954	
Capital charges pursuant to SEC Rule 15c-3-1		
Investments	3,816	137,770
Net capital		377,637
Less: Minimum net capital requirements greater of 6-2/3% of aggregate indebtedness or $250,000, whichever is greater		250,000
Net capital in excess of all requirements		$ 127,637
Capital ratio - (maximum allowance 1500%)		
Ratio of aggregate indebtedness to net capital	$ 1,624,163 / 377,637 =	430%

Aggregate indebtedness	
Secured line of credit, bank	$ 150,000
Payable to customers	261,403
Accounts payable and accrued expenses	317,724
Income taxes payable	29,442
Total recorded liabilities	758,569
Add: Other unrecorded liabilities	
Seat lease obligations	865,594
Total aggregate indebtedness	$ 1,624,163

See reconciliation with Company's net capital.

See independent auditors' report.

DIRECT BROKERAGE INC.
RECONCILIATION OF STOCKHOLDERS' EQUITY
DECEMBER 31, 2002

Stockholders' equity, as reported in Company's FOCUS report	$ 809,491
Less: Receivables from stockholders (related to issuance of stock during 2002, netted against stockholders' equity for financial statement purposes)	(339,000)
Net effect of audit adjustments	44,916
Stockholders' equity per audit report	$ 515,407

See independent auditors' report.

DIRECT BROKERAGE INC.
RECONCILIATION WITH COMPANY'S NET CAPITAL
COMPUTATION INCLUDED IN PART IIA
OF FORM X-17A-5
DECEMBER 31, 2002

Net capital, as reported in Company's FOCUS report	$ 407,336
Increase in non-allowable assets - net	(75,799)
Reduction in capital charges	1,184
Audit adjustments - net	44,916
Net capital per audit report	$ 377,637

See independent auditors' report.

p:\nyclnts\clients\41448\2002\123102fs

DIRECT BROKERAGE INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
UNDER SEC RULE 15c3-3
DECEMBER 31, 2002
SCHEDULE II

Customer free credit balance and other credit balances	$ 261,403
Total credit balances	$ 261,403
Amount on deposit at December 31, 2002	$ 114,940
Deposit on January 3, 2003	225,000
Total on deposit	$ 339,940

See independent auditors' report.

DIRECT BROKERAGE INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

DECEMBER 31, 2002

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAs, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Officers and Directors of
Direct Brokerage Inc.
39 Broadway
New York, NY 10006

Gentlemen:

In planning and performing our audit of the financial statements and supplementary information of Direct Brokerage Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers except for customers' recapture commissions payable, which require a 15c-3-3(k)(2)(i) reserve bank account or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Todman & Co CPAs P.C.

New York, New York
February 26, 2003